Morgan Stanley & Co. International plc (MSIP)
SBSE-A: Schedule F - Section II
Registration with Foreign Financial Regulatory Authorities
Supplemental Document listing all Authorities, including those already submitted in Schedule F for completeness

Authority Name	Authority Location
Australian Securities and Investments Commission (ASIC)	Australia
Financial Services and Markets Authority (FSMA)	Belgium
Ontario Securities Commission (OSC)	Canada
Alberta Securities Commission (ASC)	Canada
British Columbia Securities Commission (BCSC)	Canada
Manitoba Securities Commission (MSC)	Canada
New Brunswick Securities Commission (NBSC)	Canada
Newfoundland and Labrador (NL)	Canada
Nova Scotia Securities Commission (NSSC)	Canada
Prince Edward Island (PEI)	Canada
Quebec Autorité des marchés financiers (AMF)	Canada
Saskatchewan Securities Commission (SSC)	Canada
China Securities Regulatory Commission (CSRC)	China
People's Bank of China (PBOC)	China
Danish Financial Supervisory Authority (DFSA)	Denmark
Dubai Financial Services Authority (DFSA)	Dubai/DIFC/UAE
Autorité des Marchés Financiers (AMF)	France
Financial Supervisory Authority (FSA)	Finland
BNetzA (Bundesnetzagentur)	Germany
Securities and Futures Commission (SFC)	Hong Kong
Euronext Dublin	Ireland
Bank of Italy / Commissione Nazionale per le Società e la Borsa (Consob)	Italy
Financial Market Authority (FMA)	Liechtenstein
Commission de Surveillance du Secteur Financier (CSSF)	Luxembourg
Bursa Malaysia Berhad (BM)	Malaysia
Financial Supervisory Authority of Norway (FSA)	Norway
Qatar Financial Centre Regulatory Authority (QFCRA)	QFC/Qatar
The Cyprus Securities and Exchange Commission (CySEC)	Republic of Cyprus
Capital Market Authority (CMA)	Saudi Arabia
Monetary Authority of Singapore (MAS)	Singapore
Financial Sector Conduct Authority (FSCA)	South Africa
Financial Supervisory Service (FSS)	South Korea
Financial Supervisory Commission (FSC)	Taiwan
Securities and exchange commission, Thailand (SEC)	Thailand
Bank of England (BofE) / Prudential Regulation Authority (PRA)	United Kingdom
Financial Conduct Authority (FCA)	United Kingdom
IBA / ICE Benchmark Administration Ltd	United Kingdom
London Bullion Market Association (LBMA)	United Kingdom
Panel on Takeovers and Mergers (POTM)	United Kingdom
The State Bank of Vietnam (SBV)	Vietnam
Financial Market Supervisory Authority (FINMA)	Zurich
Securities and Exchange Commission (SEC)	United States
Commodity Futures Trading Commission (CFTC)/ National Futures Association (NFA)	United States